EXHIBIT 4(b)(xviii)

PERSONAL

Dr. DeAnne Julius

20th September, 2001

Dear DeAnne

LLOYDS TSB GROUP plc and LLOYDS TSB BANK plc

I am delighted that your appointment to the board, from 1st October, 2001, has been confirmed. Like all the other directors of the company, you have also been appointed to the board of Lloyds TSB Bank plc. The two boards meet simultaneously. You will also become a member of the remuneration committee from 1st October, 2001.

I enclose a schedule and attachments relating to your directorships. The various items should be completed and returned to me, please.

You will see from the folder which also accompanies this letter, that non-executive directors are appointed for specified terms. In your case, the appointment is for a term not exceeding five years, subject to the provisions of the Companies Act 1985 and the articles of association.

I am sorry about the formalities and hope that you will not hesitate to contact me for assistance in any of these or other matters.

Yours sincerely,

/s/ Alastair Michie

A.J. Michie
Secretary